Exhibit 99.1

HUDSON CAPITAL INC. ANNOUNCES $1.6 MILLION

REGISTERED DIRECT OFFERING

NEW YORK / July 29, 2020 / Hudson Capital Inc. (Nasdaq: HUSN) (the “Company”) today announced it has entered into definitive agreements with investors for the purchase and sale of 3,555,556 ordinary shares at a purchase price of $0.45 per share in a registered direct offering. The closing of the offering is expected to occur on or about July 31, 2020, subject to the satisfaction of customary closing conditions.

Chardan Capital Markets LLC is acting as sole placement agent for the offering.

This offering is being made pursuant to an effective shelf registration statement on Form F-3 (File No. 333-233408), as amended, previously filed with the U.S. Securities and Exchange Commission (the “SEC”). A prospectus supplement describing the terms of the proposed offering will be filed with the SEC and will be available on the SEC’s website located at http://www.sec.gov. Electronic copies of the prospectus supplement may be obtained, when available, from Chardan Capital Markets LLC, 17 State Street, 21st floor, New York, New York 10004. Before investing in this offering, interested parties should read in their entirety the prospectus supplement and the accompanying prospectus and the other documents that the Company has filed with the SEC that are incorporated by reference in such prospectus supplement and the accompanying prospectus, which provide more information about the Company and such offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Hudson Capital Inc.

Incorporated in 2014, Hudson Capital Inc. (formerly known as China Internet Nationwide Financial Services Inc. (Nasdaq: HUSN)) commenced its business by providing financial advisory services to small and medium size companies. The traditional business segments include commercial payment advisory, intermediary bank loan advisory and international corporate financing advisory services which help clients to meet their commercial payment and investment needs. For more information, please visit its website www.cifsp.com.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

Contact information:

Mr. Warren Wang, Chief Executive Officer

19 West 44th Street, Suite 1001,

New York, NY 10036

Telephone: (970) 528- 9999